UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

ACCURIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00439T107

(CUSIP Number)

Robert E. Davis

Richard E. Maybaum

Cetus Capital, LLC

Littlejohn Fund III, L.P.

Littlejohn Associates III, L.L.C.

Cetus Capital II, LLC

Littlejohn Fund IV, L.P.

Littlejohn Associates IV, L.L.C.

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

Littlejohn Opportunities GP LLC

Cetus Capital III, L.P.

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

November 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. 00439T107

1	Name of Reporting Persons Robert E. Davis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 00439T107

1	Name of Reporting Persons Richard E. Maybaum

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 13, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 20, 2012 (“Amendment No. 1”), Amendment No. 2 filed with the Securities and Exchange Commission on November 15, 2013 (“Amendment No. 2”), Amendment No. 3 filed with the Securities and Exchange Commission on December 5, 2013 (“Amendment No. 3”), and Amendment No. 4 filed with the Securities and Exchange Commission on September 8, 2016 (“Amendment No. 4” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Shares”), of Accuride Corporation, a Delaware corporation (the “Issuer”).  Items 2, 4, and 5 are hereby amended and supplemented as set forth below.

Item 2.         Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)                    Cetus Capital, LLC, a Delaware limited liability company (“Cetus”), is a single member LLC whose only member is Littlejohn Fund III, L.P., a Delaware limited partnership, and whose manager is Littlejohn & Co., LLC, a Delaware limited liability company.

(ii)                 Littlejohn Fund III, L.P. (“Littlejohn Fund III”), whose general partner is Littlejohn Associates III.

(iii)              Littlejohn Associates III.

(iv)             Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(v)                Littlejohn Fund IV, L.P. (“Littlejohn Fund IV”), whose general partner is Littlejohn Associates IV.

(vi)             Littlejohn Associates IV.

(vii)          Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“Littlejohn Opportunities GP”).

(viii)       SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(ix)             Littlejohn Opportunities GP.

(x)                Robert E. Davis.

(xi)             Richard E. Maybaum.

(xii)          Cetus Capital III, L.P., a Delaware limited partnership (“Cetus III”), whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus, Cetus II, Cetus III, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.  Littlejohn Fund III and Littlejohn Fund IV are principally engaged in the business of investing and managing private equity investments.  The principal business of Littlejohn Associates III is to act as the general partner of Littlejohn Fund III.  The principal business of Littlejohn Associates IV is to act as the general partner of Littlejohn Fund IV.  The principal business of Littlejohn Opportunities GP is to act as the general partner of Littlejohn Opportunities Master Fund and SG Distressed Fund. Robert E. Davis and Richard E. Maybaum are the portfolio managers for Cetus, Cetus II, Cetus III, Littlejohn Opportunities Master Fund and SG Distressed Fund.

(d) — (e)  During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus and Cetus II are a Delaware limited liability companies. Littlejohn Fund III, SG Distressed Fund, Cetus III and Littlejohn Fund IV are Delaware limited partnerships. Littlejohn Associates III and Littlejohn Associates IV are Delaware limited liability companies.  Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  Littlejohn Opportunities GP is a Delaware limited liability company.

Item 4.         Purpose of Transaction

Item 4 is hereby supplemented by adding the following additional information:

The transactions contemplated by the Merger Agreement closed on November 18, 2016.  Pursuant to the terms of the Merger Agreement, on November 18, 2016, the Issuer was merged with and into Merger Sub and, following such merger, the Company continued as a wholly-owned subsidiary of Parent and the Issuer’s shares ceased trading on The New York Stock Exchange.  In connection with the closing of the Merger, and pursuant to the terms of the Voting Agreement, all of the Reporting Persons have sold all of the Shares previously held by it to Parent.

Item 5.         Interest in Securities of the Issuer

(a) — (b) None of the Reporting Persons hold or beneficially own any Shares.

(c)  Except as set forth herein, there have been no transactions with respect to the Shares during the sixty days prior to the date of this statement by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) As stated above, Parent is now the owner of 100% of the Company’s common stock by virtue of the closing of the Merger.

(e) Each Reporting Person ceased to be the beneficial owner of more than 5% of the Company’s securities on November 18, 2016 upon the closing of the Merger.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016	/s/ Robert E. Davis
Robert E. Davis

Dated: November 22, 2016	/s/ Richard E. Maybaum
Richard E. Maybaum

Dated: November 22, 2016	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., manager
By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Littlejohn Fund III, L.P.

By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Littlejohn Associates III, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Littlejohn Associates IV, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	SG Distressed Fund, LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Littlejohn Opportunities GP LLC

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: November 22, 2016	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory